SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                       Global Power Equipment Group Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                        --------------------------------
                         (Title of Class of Securities)

                                   37941P108
                                  ------------
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
                                -----------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 4, 2006
                                -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[x]
                (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                1,948,613

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                1,948,613

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,948,613

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.1%

14.     TYPE OF REPORTING PERSON*
                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital (QP) LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[x]
                (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                583,230

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                583,230

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                583,230

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.2%

14.     TYPE OF REPORTING PERSON*
                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital Offshore Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[x]
                (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                467,623

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                467,623

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                467,623

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.0%

14.     TYPE OF REPORTING PERSON*
                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[x]
                (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                2,531,843

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                2,531,843

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,531,843

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.4%

14.     TYPE OF REPORTING PERSON*
                OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Black Horse Capital Advisors LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[x]
                (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                467,623

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                467,623

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                467,623

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.0%

14.     TYPE OF REPORTING PERSON*
                OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Dale Chappell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[x]
                (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                2,999,466

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                2,999,466

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,999,466

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.4%

14.     TYPE OF REPORTING PERSON*
                IN, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Brian Sheehy

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)[x]
                (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                2,999,466

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                2,999,466

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,999,466

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*            [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.4%

14.     TYPE OF REPORTING PERSON*
                IN, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.         Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value, ("Common Stock") of Global Power Equipment Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 6120 S. Yale, Suite 1480, Tulsa, Oklahoma 74136.

ITEM 2.         Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     -    Black Horse  Capital  LP, a Delaware  limited  partnership  ("Domestic
          Fund"),

     -    Black  Horse  Capital  (QP) LP, a Delaware  limited  partnership  ("QP
          Fund"),

     - Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"),

     - Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"),

     - Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"),

     -    Dale Chappell, a United States citizen ("Mr. Chappell") and

     -    Brian Sheehy, a United States citizen ("Mr. Sheehy").

     BH Management is the managing general partner of each of Domestic Fund and QP Fund. BH Advisors is the investment manager of the Offshore Fund. The controlling persons of each of BH Management and BH Advisors are Mr. Chappell and Mr. Sheehy.

     The principal business address for each of the Domestic Fund, QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111.

     The principal business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of each of the Domestic Fund, QP Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of BH Advisors is providing investment management services.

     The principal business of BH Management is serving as the managing general partner of the Domestic Fund and the QP Fund.

     Mr. Chappell's principal occupation is serving as the managing member of each of BH Advisors and BH Management.

     Mr. Sheehy's principal occupation is serving as the managing member of each of BH Advisors and BH Management.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Domestic Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,078,061

     The source and amount of funds used by the QP Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                        $322,643

     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                        $258,691

ITEM 4.         Purpose of Transaction.

     The Issuer is currently in a Chapter 11 Bankruptcy reorganization. Members of the Reporting Persons plan to meet with management of the Issuer to discuss options for the Issuer's reorganization. Although no decision has been made yet, the Reporting Persons may also seek to file a motion in the Issuer's Chapter 11 Bankruptcy case to form an official equity committee.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may in the future meet with and/or send correspondence to the Issuer's management and Board of Directors to discuss any such purposes, plans or proposals.

ITEM 5.         Interest in Securities of the Issuer.

     (a)  The Reporting Persons beneficially own:

               (i) The Onshore Fund owns 1,948,613 shares of Common Stock representing 4.1% of all of the outstanding shares of Common Stock.

               (ii) The QP Fund owns 583,230 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock.

               (iii) The Offshore Fund owns 467,623 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock.

               (iv) BH Management may be deemed to be the beneficial owner of the 2,531,843 shares of Common Stock held by the Onshore Fund and the QP Fund representing 5.4% of all the outstanding shares of Common Stock.

               (v) BH Advisors may be deemed to be the beneficial owner of the shares of Common Stock held by the Offshore Fund.

               (vi) Messrs. Chappell and Sheehy may each be deemed to be the beneficial owner of the 2,999,466 shares of Common Stock beneficially owned by BH Management and BH Advisors representing 6.4% of all the outstanding shares of Common Stock.

               (vii)  Collectively,   the  Reporting  Persons  beneficially  own
          2,999,466 shares of Common Stock representing 6.4% of all of the outstanding shares of Common Stock.

     (b) The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 1,948,613 shares of Common Stock held by the Onshore Fund.

     The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 583,230 shares of Common Stock held by the QP Fund.

     The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to vote or direct the vote of the 467,623 shares of Common Stock held by the Offshore Fund.

     The Onshore Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 1,948,613 shares of Common Stock held by the Onshore Fund.

     The QP Fund, BH Management and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 583,230 shares of Common Stock held by the QP Fund.

     The Offshore Fund, BH Advisors and Messrs. Chappell and Sheehy have shared power to dispose or direct the disposition of the 467,623 shares of Common Stock held by the Offshore Fund.

     (c) The following transactions were effected by the Onshore Fund during the past sixty (60) days:

                                               Approx. Price per
                               Amount of Shs.  Share (excl. of
Date              Security     Bought (Sold)   commissions)

10/2/2006         Common        164,036          $0.3626
10/2/2006         Common        717,751          $0.4491
10/2/2006         Common         45,493          $0.4631
10/3/2006         Common        159,335          $0.5084
10/3/2006         Common        162,475          $0.5035
10/3/2006         Common         32,495          $0.6020
10/4/2006         Common        321,701          $0.7652
10/4/2006         Common         64,990          $0.7150
10/4/2006         Common        162,475          $0.8600
10/5/2006         Common          4,522          $0.5900
10/6/2006         Common          8,074          $0.5600
10/10/2006        Common         66,518          $0.4900
10/11/2006        Common         38,748          $0.5330

     The following transactions were effected by the QP Fund during the past sixty (60) days:

                                               Approx. Price per
                               Amount of Shs.  Share (excl. of
Date              Security     Bought (Sold)   commissions)


10/2/2006         Common          49,041         $0.3626
10/2/2006         Common         214,584         $0.4491
10/2/2006         Common          13,601         $0.4631
10/3/2006         Common          47,635         $0.5084
10/3/2006         Common          48,575         $0.5035
10/3/2006         Common           9,715         $0.6020
10/4/2006         Common          96,178         $0.7652
10/4/2006         Common          19,430         $0.7150
10/4/2006         Common          48,575         $0.8600
10/5/2006         Common           1,376         $0.5900
10/6/2006         Common           2,458         $0.5600
10/10/2006        Common          20,260         $0.4900
10/11/2006        Common          11,802         $0.5330


     The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                               Approx. Price per
                               Amount of Shs.  Share (excl. of
Date              Security     Bought (Sold)   commissions)


10/2/2006         Common          39,323         $0.3626
10/2/2006         Common         172,065         $0.4491
10/2/2006         Common          10,906         $0.4631
10/3/2006         Common          38,196         $0.5084
10/3/2006         Common          38,950         $0.5035
10/3/2006         Common           7,790         $0.6020
10/4/2006         Common          77,121         $0.7652
10/4/2006         Common          15,580         $0.7150
10/4/2006         Common          38,950         $0.8600
10/5/2006         Common           1,102         $0.5900
10/6/2006         Common           1,968         $0.5600
10/10/2006        Common          16,222         $0.4900
10/11/2006        Common           9,450         $0.5330

     The above transactions were effected on the open market.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

              Exhibit A - Directors and Executive Officers of the Offshore Fund

              Exhibit B - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 16, 2006                BLACK HORSE CAPITAL LP
                                        By: Black Horse Capital Management LLC,
                                               As General Partner


                                            By: /s/ Dale Chappell
                                                -------------------------------
                                                Dale Chappell, Managing Member


                                        BLACK HORSE CAPITAL (QP) LP
                                        By: Black Horse Capital Management LLC,
                                               As General Partner


                                            By: /s/ Dale Chappell
                                                -------------------------------
                                                Dale Chappell, Managing Member

                                        Black Horse Capital Offshore Ltd.


                                        By: /s/ Dale Chappell
                                            -----------------------------------
                                            Dale Chappell, Director


                                        BLACK HORSE CAPITAL MANAGEMENT LLC


                                        By: /s/ Dale Chappell
                                            -----------------------------------
                                            Dale Chappell, Managing Member


                                        BLACK HORSE CAPITAL ADVISORS LLC


                                        By: /s/ Dale Chappell
                                            -----------------------------------
                                            Dale Chappell, Managing Member



                                        /s/ Dale Chappell
                                        ---------------------------------
                                        Dale Chappell


                                        /s/ Brian Sheehy
                                        ---------------------------------
                                        Brian Sheehy

                                   EXHIBIT A

     DIRECTORS AND EXECUTIVE OFFICERS OF BLACK HORSE CAPITAL OFFSHORE LTD.


1.   Jim Matheson (Director)
     Flagship Ventures
     One Memorial Drive, 7th Floor
     Cambridge, Massachusetts 02142

     Jim Matheson is a General Partner with Flagship Ventures in Cambridge, Massachusetts. Flagship Ventures is a leading early-stage venture capital firm with over $800M in capital under management.

2.   Dale Chappell (Director - See Item 2)

3.   Brian Sheehy (Director - See Item 2)

The Offshore Fund has no executive officers.

                                   EXHIBIT B
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Global Power Equipment Group Inc. dated as of October 16, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  October 16, 2006                BLACK HORSE CAPITAL LP
                                        By: Black Horse Capital Management LLC,
                                               As General Partner


                                            By: /s/ Dale Chappell
                                                -------------------------------
                                                Dale Chappell, Managing Member


                                        BLACK HORSE CAPITAL (QP) LP
                                        By: Black Horse Capital Management LLC,
                                               As General Partner


                                            By: /s/ Dale Chappell
                                                -------------------------------
                                                Dale Chappell, Managing Member

                                        Black Horse Capital Offshore Ltd.


                                        By: /s/ Dale Chappell
                                            -----------------------------------
                                            Dale Chappell, Director


                                        BLACK HORSE CAPITAL MANAGEMENT LLC


                                        By: /s/ Dale Chappell
                                            -----------------------------------
                                            Dale Chappell, Managing Member


                                        BLACK HORSE CAPITAL ADVISORS LLC


                                        By: /s/ Dale Chappell
                                            -----------------------------------
                                            Dale Chappell, Managing Member



                                        /s/ Dale Chappell
                                        ---------------------------------
                                        Dale Chappell


                                        /s/ Brian Sheehy
                                        ---------------------------------
                                        Brian Sheehy